VSPATIAL

2019 Report

Dear investors,

We hope investors have been reviewing our regular communications that give a detailed upstate on the Company. The current, world wide health crisis has created very strong demand for alternatives to traditional workplaces and traditional video communication. vSpatial has rapidly expanded the capability of our software to meet these demands. In early June we expect to start enterprise trials and secure revenue in the second half of 2020. Funding due to the PPP Loan program and additional investment provide operating funds through the end of 2020.

We need your help!

Tell others and your employers that there is an alternative to secure, controlled voice, video, and virtual collaboration.

vSpatial Going beyond existing collaboration and communication solutions from traditional HD voice and video to fully immersive Virtual Reality. Anyone can use the software with a traditional computer or leverage VR headsets. vSpatial has a free offering to anyone or enterprise customers can leverage software defined networks to create their own, secure, internal communication systems.

Sincerely,

Richard Platt
Founder/President/CEO

John Sallaway
CEO Emeritus

How did we do this year?

Report Card

B+

The Good

Product is well beyond minimally viable with users giving feedback. It is available on a number of sites for free download.

The Company has been in discussion with a significant enterprise customer and expects to be in limited trials by June 2020.

The market conditions due to the pandemic have been favorable as enterprise customers seek alternatives to work remotely.

The Bad

Company had to pivot to enable traditional voice and video communications in addition to virtual.

Cash continues to be a constraining factor and ecumenic circumstances may prevent funding past 2020.

There is no certainty that target enterprise customers will pay for the solution.

2019 At a Glance

January 1 to December 31



$0
Revenue



-$661,090
Net Loss


IOU!

$13,194 [21%]
Short Term Debt



$487,626
Raised in 2019



$216,492
Cash on Hand
As of 05/13/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

vSpatial, Inc. was incorporated in the State of Delaware in April 2016.

Since then, we have:

- TRACTION: 30,000 users. 4,000 virtual meetings, 107 countries.
- TEAM: Founders are ex-Cisco executives and pioneers in the enterprise collaboration and AR/VR spaces.
- VISION: Help humanity work from anywhere.
- BENEFITS: Reduces: time spent commuting, cost of office space/equipment, and business travel. Enhances your interactions with work and people.
- EXPOSURE: Named by industry analyst Gartner as a vendor for immersive workspaces alongside Facebook, Microsoft, Google, HTC, and Cisco.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,500,991, including $189,667 in cash. As of December 31, 2018, the Company had $2,360,294 in total assets, including $865,307 in cash.
- *Net Loss.* The Company has had net losses of $661,090 and net losses of $361,543 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $13,194 for the fiscal year ended December 31, 2019 and $16,785 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,100,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

vSpatial, Inc. cash in hand is $216,492, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $110,000/month, for an average burn rate of $110,000 per month. Our intent is to generate revenue in the second half of fiscal year 2020.

There are no material changes or trends in our finances since the date that our financials cover. We expect our monthly expenses to increase slightly as we conduct a limited initial launch campaign in connection with taking a paid version of vSpatial to market in the early-mid summer.

We expect our monthly expenses to increase slightly as we conduct a limited initial launch campaign in connection with taking a paid version of vSpatial to market in the early-mid summer.

An open round of approximately $200,000 to $400,000 to be filed by Richard Platt. In addition the Company secured a PPP Loan of $191,063 that is expected to be fully forgiven

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -26%** **Earnings per Share: -$2,153.39** **Revenue per Employee: $0**

Cash to Assets: 8% **Revenue to Receivables: ~** **Debt Ratio: 1%**

FinancialStatements_Annual_-2019.pdf

VSpatial__Inc._2018_Financial_Statements.pdf

We ❤ Our 330 Investors

Thank You For Believing In Us

Richard Platt
Thamer Fahad AlSaeed
Casey R Jones
Kenneth McMilleon
Charles Fuks
Walter Fyler
Adriana Gumbs Vassell
Edelbrando Canuto
Jerry Winger
Celio Vasquez
Christina Talley
Nadim Qureshi
Andres F Otero
Colleen Hammond
Marvin L Shaw
Diana Lechin
Brian Taylor
Md Pham
Garrison Adomian
Christy Chandler
Raymond Hinish
Chris D. Busick
Benjamin A Ersing
Donna M. Panazzi
Yus Ibrahim
Richard Campbell
Brian Augenstein
David Troxell
Hannibal Grubis
Arnold Weitzman
Jacob Stanley
Evan Evans
Davender Bhardwaj
Paulo Ferreira
Ram Bhattarai
Gabriel Gomez
Jamie Hines
Douglas Blum
Milosav Zivkovic
Lj Van Den Heever
Eric Watts
Jagan KAMINENY
Kerry Adkins
Stephen H Quinn Jr
Oscar R. Davis
Paul Boyer
Kelvin Grice
May Atkinson

Qasim Naqvi
Pedro Leonardo
Sajad Zalzala
Cody Pavlak
Clinton Noel Foster, SR
Madonna Catiis
Laura Mammen
Jd Tueller
Shshank Karn
Dennis Deborah Hannam
Scott E Kaplan
Paul Aho
Pradeep Ramadasan
Soufou Saechao
Orlando Salinas MALFAV...
Mahmoud Mihdawi
Tatyana Montalvo
Balakrishnen Varadarajan
Dennis Collins
Chris Hogue
Patrick Locke
Sandra Lee Gookins
Jonathan Madden
David Platzer
Lila Ravve
Katie Nepton
Karolyn Son
William Harner
Shari Flowers
Todd M Dunn
Julius Smith
Garett Anthony Fitzpatrick
Pritpal Lohat
Brin Bixby
Lynn Francis
James L. Wolfrey
Germaine Heinicke
Dennis Parker
Kirtson Thompson
Mari Olomi
Tim Cronin
Troy DaCosta
Tim Greim
Ron Southern
Joe Tawil
Bob Mankos
Craig Coley

John R. Patrick
Allan USARAGA
Jeremy Hasbrouck
Alexander Bannister
Dea Wilson
Debra Dotson
Brylan Tan
Susie Ellis
Phuoc Nguyen
Kent W. Hall
Rockson K Tannor Jr
Marcus Linnemeier
Moataz Osman
John Martz
Edward Cadle
Roy McCullough
Elvis N Enongene
Morris Gelman
Kiranmayi Komati
Chima Agbam
Allan J Reath
Alex Lebon
Vincent Carabillo
Michael Teske
Wenling Chang
Michael DeLaMater
Martin Adams
Anand Kulkarni
Benjamin Stephan
Wilfrid Forgues
Jenna Dunevant
Jonathan Dahlin
Cole Houston
Khada Bhattarai
Jerry Yvens Valcourt
Tommy Allen
Donald Or Linda McDonell
Chris Boshaw
Kevin Lytle
Joshua Fuhs
Emma A Javier
Jim Rickards
Sharon Leonard
Jeremiah Sorensen
Godwin O OGEDEGBE
Macy Yang
Kathleen A Branchik

Kenneth Brock
Martin Tarr
Mark Unwin
Brian Kight
Nebiye Legesse
Steve Bills
Vincent Scott
Stephen Berry
Israel Ponce
Michael Michael
Dmytro Arshynov
David Campbell
Bashir Dhore
Vincent Frazier
Falk Bandt
Chris Struempler
Ronald Green
Paul Varkey
Vincent Jones
Sidharth Kumar
Nelson A Legaspi
Richard R Haas
Brennon Mitchell
Seth Condie
Tom Gingrich
Brian Dittman
Gary Smith
Furkan Saatcioglu
Abraham Livchitz
Pl Lim
Manoj Kunchala
Selena Chet
T. Denise Stewart
Carol Davids
James HEATH
James Cameron
Rhizza Adams
Rajash G Bhakta
Steven Sawyer
Javier Adams
Mervin Gilbert Fournier II
David J. Bourke
Ignacio Aspillaga
Tia L A Brown
Jason Bryant
Kathy Jones
Zachary Lam

Biren Gandhi
Matthew Rayner
Ted Ooyevaar
Felix Nwokolo
Dan Garbati
Gurdish Gill
Jonathan La Rosa
David Meyers
Darron Kitterman
Gordon C Cooper
Lauren George
Baron Huntington
Ed Strasbourger
Prime Time Trust
Dien Phan
Wilfrid Jean-francois
Jorge Benito
Kristen Carlson
Wiley Allen
Aaron Lineback
Okang Hemmings
Bob Fleming
Stephen Rosenberger
Osvaldo Freire Fonseca
Joanna McMurray
Jim McMahon
Prodromos Lazarou
Nicolas Rodriguez
Clarence Addo-Yobo
Yuliang Liu
Joseph C. Oliver
Mincheol Kim
Garry Ridley
Wai Hoo Kong
Raja Mallepeddi
Vante Williams
Chris Stephens
Anthony Stenner
Denis Poyerd
Charles Marr
Robin Buckner
Roman BUDAEV
Tina Coble
Valeria King
Dean Brunet
Oluyemi Omotoso
John Failing

Dhana Belding
Joseph Sanchez
Rae Lynn Nettles
Leslie Jade Kimmeth
William Bahl
Ramesh Bangalore
Lawrence Eugene Samson
Lyle Notice
Mehran Moallempour
Mohd Nor
Bharat Raj Agrawal
Dion Lancia
Chinta Mani Bajgai
Izzat Qazi
Rhonda Mac Lean Culbert
Dan Kerness
June Ho
Manvendra Bisht
Gregory Osiegbu
Andrew Page
Philip Austin Lowe
John Halashewski
William Brown
Jean Paul Salchli
Eric Myers
Akpedje Serena Dossou
Philip H. Hoff
Mira Kracke
Cotea Andrei Valentin
Scott Nguyen
Mahesh Sethuraman
Hiram Wong
Azaria Berhane
Naina K Dhaurali
Paul Fisher
Casey Kliphon
Ronald N Rutledge
Son Tran
Michael Ostrander
Cheryl Corman
Boyd C Edwards
Stacey Ramos
Gerson Cortes
Marius Asifiwe
Robert Yang
Kevin Jenkins
Douglas Hickey

Georgios Papadimitriou
Richard Anderson
Sparkle Williams
Ijeoma Nsaka
Arun S Ramasubramanian
Pepe GARCIA
Connie Keith
Kevin Brown
Stuart Watkins
Robert Lynch
Andrew Miller
Kevin Klein
Jay Platt
Lamy Saint-fleur
Michael Kessinger
Wilbert Hogan
Racquel I. Escobar
Santosh Kumar
Richard D. Bush
Mark Bruner
Alan MURPHY
Nel Patel
Paul Forbang
Miles Smith
John Brooks
Matthews Nyaku Malebana
Jesse M Micander
Andrea Johanna Hensler
Daniel Kim
Mona Langford
Jan Nagele
Randy Lo
John Kupferschmid
Angela Reis
Mark Bolt
Halldora Andresdottir Cu...
Sachin Vyas
Liem Tran
Bratin Biswas
Ryan P KIRBY
Robert J. Mosley
Johnny M. Mayer
Robert Lopez
Mark Martinez
Walter Da Cunha
Rick Nester
Joseph Oseghale

Thank You!

From the vSpatial Team





Richard Platt
Founder/President/CEO

John Sallaway
CEO Emeritus

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joel Fontenot	Chief Strategy Officer @ vSpatial	2020
Richard Platt	President - vSpatial, Inc. @ vSpatial, Inc.	2016
David Tucker	Senior Vice President Business Development @ Singlewire Software	2016
Michael Sharp	Vice President Product @ LogMeIn	2018

Officers

OFFICER	TITLE	JOINED
Richard Platt	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Richard Platt	89,134,509 Common and preferred shares	28.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2018	$800,000	Preferred Stock	Regulation D, Rule 506(b)
02/2017	$1,250,000	Preferred Stock	Regulation D, Rule 506(b)
02/2018	$1,250,000	Preferred Stock	Regulation D, Rule 506(b)
12/2019	$200,000	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Richard Platt
Amount Invested	$200,000
Transaction type	Priced Round
Issued	12/31/2018
Relationship	Founder/President

Seed capital in exchange for preferred shares in vSpatial, Inc.

Name	Richard Platt
Amount Invested	$110,000
Transaction type	Priced Round
Issued	08/20/2019
Relationship	Founder/President

Seed capital in exchange for preferred shares.

Name	Richard Platt
Amount Invested	$200,000
Transaction type	Priced Round
Issued	12/31/2019
Relationship	Founder/CEO

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	400,000,000	209,977,083	Yes
Preferred Stock	130,000,000	98,403,741	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	Outstanding warrants for 21,833,733 preferred shares
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company is dependent upon the retention and addition of high-quality employees. vSpatial is dependent upon the continued support and involvement of key management and technical personnel. vSpatial's success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which vSpatial operates. If any of vSpatial's key personnel were to cease their employment with vSpatial, vSpatial's business may be adversely affected.

As of December 31, 2018, the Company has not commenced revenue generating operations. The Company's activities since inception have consisted of developing the software application, beta-testing the product offering, marketing and efforts to raise funding. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

Investment of net proceeds after the offering

vSpatial will have significant flexibility in applying the net proceeds of the Offering. Investors in vSpatial will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding any investment or business activity undertaken by vSpatial after the Offering. vSpatial may pay operating and other expenses from the net proceeds of this Offering. The Corporation's ability to achieve its investment objectives may be limited to the extent that net proceeds of the Offering, pending full investment, are used to pay expenses rather than to make investments. Furthermore, no assurance can be given that vSpatial will be successful in investing the net proceeds of the Offering in investments or activities that will achieve its business objectives. An investment in the Company is speculative and may result in the loss of an investor's entire investment. Only potential investors who can afford to lose their entire investment should consider an investment in the Company.

vSpatial's current liquidity is limited and we expect additional financing will be required in order to continue to fund the Company. vSpatial is not currently operationally break-even. The Company is funding its operations and R&D from the proceeds of the sale and issuance of our preferred stock pursuant to SEC Regulation D and Regulation CF. As with any company that is not able to fund operations through sales, there is a risk that vSpatial is not able to secure additional or sufficient financing prior to becoming operationally break-even and would run out of cash.

The development of new products is a complex and lengthy process and may not be completed within anticipated timeframes. vSpatial's future results of operations depend, to a significant extent, on its ability to develop and successfully commercialize new products in a timely manner. The development process is both time consuming and costly and involves a high degree of business risk. For example, vSpatial may:

1) Fail to develop products that are sufficiently exciting to the market.

2) Fail to develop products that meet desired product characteristics.

vSpatial is highly dependent on the success and commercialization of Virtual Reality (VR), Augmented Reality (AR) and Mixed Reality (MR).

vSpatial is creating a new category of collaboration and productivity software called immersive workspaces. While we believe we have early traction in proving the attractiveness of our software, our growth does rely on the general acceptance of VR/AR/MR as a whole.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock; the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock; our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of our common stock; the hiring of key personnel and the experience of our management; the introduction of new products; the risk inherent in the development and expansion of our products; our stage of development and material risks related to our business; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in consumer spending, including consumer confidence; overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook. We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

vSpatial, Inc.

- Delaware Corporation
- Organized April 2016
- 12 employees

560 S 100 W
Suite 2
Provo UT 84601

https://vspatial.com/

Business Description

Refer to the vSpatial profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

vSpatial is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/vspatial/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*